Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
August 20, 2007
VIA FEDEX AND EDGAR

Re:	Patriot Coal Corporation Registration Statement on Form 10 File No. 1-33466
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Donna Levy
Dear Ms. Levy:
     On behalf of Patriot Coal Corporation (“Patriot” or the “Company”) we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 14, 2007 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form 10 filed with the SEC on May 14, 2007 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an amended Registration Statement on Form 10 (the “Amended Registration Statement”) that reflects these revisions and generally updates the information contained therein.
     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Amended Registration Statement. The responses and information described below are based upon information provided to us by the Company.
General
1.	Please note that if a revision or additional disclosure in connection with our current review of Peabody Energy Corporation’s Form 10-K for the year ended December 31,

Los Angeles	Palo Alto	Washington, D.C.	Hong Kong	London	Tokyo

Securities and Exchange Commission	2	August 20, 2007
2006 is required, we would also expect a concurrent change be made in Patriot Coal Corporation’s financial statements and related disclosures, to the extent applicable. Please monitor your need to make conforming changes to your documents.
     RESPONSE: The Company takes note of the Staff’s comment, and all applicable disclosure required to conform to disclosures made in Peabody Energy Corporation’s (“Peabody’s”) latest Form 10-K will be made.
2.	Please continue to monitor the need to update your financial statements.
     RESPONSE: The Company takes note of the Staff’s comment and has added financial statements as of and for the period ended June 30, 2007.
3.	References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.
     RESPONSE: The Company takes note of the Staff’s comment.
4.	You will expedite the review process if you provide complete responses and address each portion of every numbered comment that appears in this letter. If disclosure has changed, indicate precisely where in the marked version of the amended or revised document we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in one area of the document, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make similar revisions elsewhere as appropriate.
     RESPONSE: The Company takes note of the Staff’s comment.
5.	We will need time to review all new disclosure, including all the exhibits. You can expedite the review process by filing all such documents promptly. In addition please file the employment agreement for each executive officer. With regard to the Separation Agreement, clarify at page 97 and elsewhere whether the conditions you cite are subject to waiver. We may have additional comments.
     RESPONSE: In response to the Staff’s comment, the Company has filed the required exhibits that are currently available, including the form of employment agreements for each of the Company’s executive officers. Further, the Company has revised the disclosure on pages iv, 26, 30 and 104 to clarify that the conditions to the distribution can be waived by Peabody.
6.	Throughout the filing, you include industry data and forecasts obtained from industry publications and surveys. With respect to any third-party statements, please provide us with supplemental support. To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in the filing.

Securities and Exchange Commission	3	August 20, 2007
     RESPONSE: The Company takes note of the Staff’s comment. The Company has prepared a data binder that highlights industry data, forecasts and other information obtained from outside sources that is contained in our Amended Registration Statement, and ties such information with the appropriate source. We have provided a copy of the data with this response letter, highlighted and cross-referenced as requested by the Staff.
7.	Similarly, provide us with independent support for your assertions regarding Peabody’s status as “the industry’s leading company” and “the U.S. coal industry’s most successful coal company,” and explain in context what leading and most successful mean for this purpose. Provide market share information for all claims of leading status. Support the assertion at page 2 that your reserves are within “a 500 mile radius of the majority of U.S. electricity generating plants and steel producers.” Provide the basis for your claim at page 3 that “a number of these operators are likely to consider monetizing their holdings.” Clarify whether the “estimated 240 years of supply” referenced at page 55 is a worldwide or United States estimate. We may have additional comments.
     RESPONSE: The references to Peabody as the “industry’s leading company” and “the U.S. coal industry’s most successful coal company” have been deleted from the disclosure on pages 2, 3, 67 and 68. The references to the Company as a “leading producer of coal in the eastern United States” and a “leading U.S. producer of metallurgical quality coal” in the cover letter from the Company and on pages iii, 1, 2, 26, 42, 66 and 67 are based upon the fact that, following the spin-off, the Company will be the fourth largest reserve holder of coal east of the Mississippi among publicly traded companies, the Company’s reserves and production will rank in the top five public companies in the Appalachian region, the Company will be the third largest producer among public companies in the Illinois Basin and the Company will be among the top five producers of metallurgical coal in the United States. The support for these statements is contained in the binder referred to in the response to comment 6.
     The Company’s assertion that its reserves are within “a 500 mile radius of the majority of U.S. electricity generating plants and steel producers” is based upon information compiled by the Company, as reflected in the map included in the binder referred to in the response to comment 6.
     The Company’s statement that “a number of these operators are likely to consider monetizing their holdings” has been revised to reflect the potential opportunities in a highly fragmented industry and no longer refers to the intention of such third-party operators. The disclosure has been amended on pages 4 and 69.
     We have further refined the data regarding the estimated 240 years of supply, to 234 years, and have clarified that it is an estimate of U.S. supply, on page 59.
Risk Factors
8.	Revise this section generally to eliminate language that mitigates the risk you present. Examples include many of the sentences or clauses that precede or follow “however,” “although” and “while,” as well as much of the first paragraph of the risk factor captioned “As our coal supply agreements expire, our revenues and profits could suffer.”

Securities and Exchange Commission	4	August 20, 2007
Similarly, rather than indicate that you cannot assure or be certain about an outcome, revise to state the risk plainly and directly.
     RESPONSE: The Company takes note of the Staff’s comment and has revised the “Risk Factors” section as requested on pages 12 through 24.
9.	You should discuss all material risks that apply to your company in particular. However, you include 16 pages of risk factors. All risk factors should be brief and concise, generally consisting of only one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail, such as appears in the lengthy risk factor captioned “Our corporate governance documents” at page 24. Similarly, the bullet point list at page 17 includes items that you already discuss as separate risk factors, including the “shortage of skilled labor and qualified managers” that appears earlier on the same page.
     RESPONSE: The Company takes note of the Staff’s comment and has revised the “Risk Factors” section as requested on pages 14, 15, 17, 18 and 23.
“The agreements that we have entered into or will enter into with Peabody may involve, or may appear to involve, conflicts of interest,” page 12
10.	Revise this risk factor to state plainly the risk to investors due to the fact that the terms of the spin-off, including its financial terms, were determined by persons who at the time were employees of Peabody. Revise the last sentence of this risk factor to clarify that these persons did have a conflict of interest.
     RESPONSE: In response to the Staff’s comment, the Company has revised the risk factor on page 13 and has noted that the employees of Peabody who determined the financial terms of the spin-off had a conflict of interest.
Risk Factors Relating to Our Business
“Our future success depends upon our ability to develop our existing coal reserves...,” page 18
11.	In the last sentence of this risk factor you state that from time to time you have experienced litigation with lessors of your coal properties and royalty holders. Please expand this statement to discuss, if necessary, the risk to investors from this litigation. Consider a separate risk factor, if appropriate
     RESPONSE: In response to the Staff’s comment, the Company has deleted the sentence noting that the Company has experienced litigation with lessors of the Company’s coal properties and royalty holders. The Company believes that this sentence added no material information to potential investors because the Company is not involved in any material litigation with lessors and royalty holders and any such prior proceedings were not material.

Securities and Exchange Commission	5	August 20, 2007
“Acquisitions that we may undertake involve a number of inherent risks...,” page 23
12.	This risk factor could apply to any company in your industry. Please revise this and other generic risks, including “The payment of dividends” at page 25, to explain how each specifically relates to you or your operations, or eliminate the risk factor. For example, if accurate, discuss whether your operations have been harmed in the past due to unsuccessful integration of other companies, businesses or properties that you have acquired.
     RESPONSE: In response to the Staff’s comment, the Company has deleted the risk factors “Acquisitions that we may undertake involve a number of inherent risks, any of which could cause us not to realize the anticipated benefits” and “The payment of dividends will be at the discretion of our Board of Directors”.
The Spin-Off, page 27
General
13.	Briefly explain how the financial terms of the spin-off were determined.
     RESPONSE: Peabody, as the Company’s sole stockholder prior to the spin-off, and its Board of Directors, determined the financial terms of the spin-off by evaluating information, such as: production forecasts; near-term and longer-term outlook in the markets in which Patriot operates; capital structure, including current and projected debt levels, borrowing capacity and existing liabilities; and certain other financial studies, analyses and investigations that it deemed relevant. In response to the Staff’s comment, the Company has made the requested disclosure on page 26.
Material U.S. Federal Income Tax Consequences of the Spin-Off, page 29
14.	Make clear that you summarize the “material” tax consequences, instead of only “certain” tax consequences. Also eliminate the statement that stockholders “should consult” with advisors, a course of action you instead may recommend.
     RESPONSE: In response to the Staff’s comment, the Company has made the requested changes to pages v, 28 and 29.
15.	Once you receive the Ernst & Young opinion, revise to make clear which portions of the disclosure constitute its opinion. In the meantime, if you have not yet received an opinion or form of opinion from E&Y, it appears inappropriate to refer to an opinion you “expect” to receive and to base disclosure on the “opinion Peabody expects to receive.” Please revise accordingly.
     RESPONSE: The Company has applied for the IRS ruling and has requested that Ernst & Young LLP delivers an opinion to address the matters that the ruling does not cover. The receipt by the Company of both the ruling and the requested opinion is a condition to the consummation of the transaction; therefore, the Company believes that it is appropriate to base

Securities and Exchange Commission	6	August 20, 2007
its disclosure on the comfort provided by both documents. The disclosure follows from the ruling and the requested opinion but does not specifically describe such ruling and opinion.
Unaudited Pro Forma Combined Statement of Operations, page 35
16.	We note other areas of your document including your capitalization table and MD&A that provide disclosure of amounts on a pro forma basis. To the extent applicable, please monitor your requirement to make conforming changes to your document.
     RESPONSE: In response to the Staff’s comment, the Company has made conforming changes to pages 2, 9, 10, 11, 32, 44, 52, 54, 55, 57, 67 and 107.
17.	Please revise the pro forma adjustments to assume that the spin-off occurred as of the beginning of the fiscal year presented and are carried forward through the interim period presented. See Rule 11-02(b)(6) of Regulation S-X.
     RESPONSE: In response to the Staff’s comment, the Company has revised the pro forma adjustments on pages 2, 9, 33 and 67.
18.	Please present the number of shares used to compute earnings per share data on the face of the pro forma statement. Refer to Rule 11-02(b)(7) of Regulation S-X.
     RESPONSE: In response to the Staff’s comment, the Company has revised the pro forma statements on page 34 to present the requested information.
19.	Please remove your non-GAAP measure “Adjusted EBITDA” from the face of the pro forma financial information. Please refer to Item 10(e)(l)(ii)(D) for guidance.
     RESPONSE: In response to the Staff’s comment, the Company has made the requested change.
     Note to Staff regarding Pro Forma comments (20 through 30): Consistent with Rule 11-02(b)(6) of Regulation S-X, the Company has reflected as pro forma adjustments only those items that are directly attributable to the transaction and are factually supportable. Only items with a continuing impact are presented as adjustments to the pro forma income statement, and the pro forma balance sheet includes both “continuing” and “one-time” pro forma adjustments as if the transaction was consummated at the date of the latest balance sheet included in the filing. We have provided in our responses below references to the various transaction agreements or the basis supporting the adjustments to further illustrate that such adjustments are directly attributable to the transaction and are factually supportable.

Securities and Exchange Commission	7	August 20, 2007
Notes to Unaudited Pro Forma Combined Financial Statements, page 37
Note (a)
20.	Related to adjustment (a), please tell us how the adjustment of revenues related to the re-pricing of a coal supply agreement complies with Rule 11-02(b)(6) of Regulation S-X. In this regard, tell us how the adjustment is factually supportable and directly attributable to the transaction. It appears you are making an adjustment to the historical financial results of the registrant.
     RESPONSE: The adjustment referred to in adjustment (a) is based upon the terms of Coal Supply Agreement I, which is described on page 110 and the form of which has been filed as Exhibit 10.5 to the Amended Registration Statement. This agreement will be entered into by a subsidiary of the Company and COALSALES II, LLC, a subsidiary of Peabody, in connection with the spin-off. The contract replaces a long-term below-market contract that will be retained by Peabody and is not part of the Patriot structure. This contract (i) will be entered into only if the spin-off transaction occurs and is therefore directly attributable to the spin-off transaction, (ii) has a term that runs through 2017 and thus will have a continuing effect on the Company and (iii) is factually supportable based upon the terms of Coal Supply Agreement I. Accordingly, the adjustment meets the requirement of Rule 11-02(b)(6) of Regulation S-X.
Note (b)
21.	Please tell us if the “agreement” to pay certain of Patriot’s retiree healthcare liabilities is supported by a contractual agreement.
     RESPONSE: The agreement to pay certain of Patriot’s retiree healthcare liabilities is supported by the Coal Act Liability Assumption Agreement, the NBCWA Liability Assumption Agreement and the Salaried Employee Liability Assumption Agreement. Forms of these agreements have been filed as Exhibits 10.6, 10.7 and 10.8, respectively, to the Amended Registration Statement, and they will be entered into at or prior to the spin-off.
22.	Please tell us why you believe the adjustment to Patriot’s operating expenses for $45.1 million related to these costs and expenses is an appropriate pro forma adjustment. It appears you are making an adjustment to the historical financial statements of the registrant. Please refer to Rule 11-02(b)(6) and tell us how this adjustment is factually supportable and directly attributable to the transaction.
     RESPONSE: The adjustment to Patriot’s operating expenses for $45.1 million referred to in adjustment (b) relates to Peabody’s assumption of $614.5 million of liabilities as of June 30, 2007 and the related expenses, which is in accordance with the terms of the Coal Act Liability Assumption Agreement, the NBCWA Liability Assumption Agreement and the Salaried Employee Liability Assumption Agreement, which are described on page 107 and the forms of which have been filed as Exhibits 10.6, 10.7 and 10.8, respectively, to the Amended Registration Statement. These agreements will be entered into by the Company, Peabody, a subsidiary of Peabody and, in the case of the NBCWA Liability Assumption Agreement and the Salaried Employee Liability Assumption Agreement, Peabody Coal Company, LLC, a subsidiary of the Company, in connection with the spin-off. These contracts (i) will be entered into only if the spin-off transaction occurs and are therefore directly attributable to the spin-off transaction, (ii) have indefinite terms and thus will have a continuing effect on the Company and (iii) are factually supportable based upon the terms of the Coal Act Liability Assumption Agreement, the

Securities and Exchange Commission	8	August 20, 2007
NBCWA Liability Assumption Agreement and the Salaried Employee Liability Assumption Agreement. Accordingly, the adjustment meets the requirement of Rule 11-02(b)(6) of Regulation S-X.
Note (c)
23.	Please tell us why you believe the adjustment to Patriot’s pension expense is an appropriate pro forma adjustment. It appears you are making an adjustment to the historical financial statements of the registrant. Please refer to Rule 11-02(b)(6) and tell us how this adjustment is factually supportable and directly attributable to the transaction.
     RESPONSE: The adjustment to Patriot’s pension expense referred to in adjustment (c) is based on Peabody’s assumption of any single employer pension obligation and is consistent with the terms of the Employee Matters Agreement, which is described on pages 108 and 109 and the form of which have been filed as Exhibit 10.3 to the Amended Registration Statement. This agreement will be entered into by the Company and Peabody in connection with the spin-off. This contract (i) will be entered into only if the spin-off transaction occurs and is therefore directly attributable to the spin-off transaction, (ii) has an indefinite term and thus will have a continuing effect on the Company and (iii) is factually supportable based upon the terms of the Employee Matters Agreement. Accordingly, the adjustment meets the requirement of Rule 11-02(b)(6) of Regulation S-X.
Note (d)
24.	Related to adjustment (d), please tell us how the adjustment of general and administrative expenses to reflect reduced expenses of being a stand-alone company complies with Rule 11-02(b)(6) of Regulation S-X. In this regard, tell us how the adjustment is factually supportable and directly attributable to the transaction.
     RESPONSE: As a direct result of the spin-off, Patriot will not be subject to Peabody’s allocation of general and administrative costs and, therefore, a review of general and administrative costs applicable to Patriot’s operations was necessary to determine the level of expected general and administrative costs needed to support Patriot as a stand-alone company. Peabody’s corporate general and administrative expenses included approximately $152.1 million of costs allocated to Peabody’s operating companies based on various allocation methods such as revenue, tons sold, headcount or specific identification. Patriot’s allocation of these costs totaled approximately $47.9 million for the year ended December 31, 2006, or 31% of Peabody’s corporate general and administrative expenses. The assessment of expected general and administrative costs for Patriot was based on both a review of costs comprising Peabody’s allocation as well as a detailed build-up of expected support costs by function for the Patriot operations. Of particular note were the following costs allocated from Peabody to Patriot that will not be incurred to the same extent on a stand-alone basis:
•	$3.4 million related to consulting studies and projects conducted for Peabody’s overall business objectives ($2.0 million greater than Patriot estimate);

Securities and Exchange Commission	9	August 20, 2007
•	$1.6 million related to Peabody’s seven floor headquarters location, including office services ($1.5 million greater than Patriot estimate, which was based on a committed lease);

•	$1.8 million related to Peabody’s aviation services (Patriot will not have corporate aircraft to maintain);

•	$3.2 million related to Peabody’s new information system development (existing system to be utilized by Patriot and these incremental development costs will not be incurred by Patriot); and

•	$7.8 million related to Peabody’s executive incentive plans ($4.7 million greater than Patriot estimate, which was based on the Patriot executive compensation disclosed in the Form 10).
     These major items alone comprise $13.2 million of allocated general and administrative costs that will not be incurred by Patriot as a direct result of the spin-off. In addition, there are approximately $75 million of other general and administrative cost categories allocated to Patriot at 31%, or approximately $23 million. While Patriot will incur costs related to these categories (e.g. insurance, travel and entertainment, audit and legal fees, investor relations, IT services, etc.), and has included such in the build-up of estimated Patriot general and administrative costs, such costs are estimated to be significantly lower in support of a stand-alone operation such as Patriot. Accordingly, (i) as a direct result of the spin-off, general and administrative expenses will be incurred directly by Patriot and no longer allocated, (ii) such expenses will be incurred on a stand-alone basis each year and thus have a continuing effect on the Company and (iii) such expenses are factually supportable based on a comparison of allocated expenses and estimated expenses on a stand-alone basis.
Note (e)
25.	Please tell us why you believe the adjustment for anticipated higher costs of surety bonds and letters of credit is an appropriate pro forma adjustment. Please refer to Rule 11-02(b)(6) and tell us how this adjustment is factually supportable and directly attributable to the transaction.
     RESPONSE: Various federal and state agencies and other agreements necessary to legally conduct mining activities require mining companies to provide surety bonds and letters of credit to ensure obligations are met. Patriot, just as Peabody is currently obligated, will be required to post surety bonds and letters of credit in order to continue to conduct its mining activities. The cost to provide the required surety bonds and letters of credit is a function of the premium (based on credit profile of the company) charged by the surety company, the letter of credit fees (again based on credit profile of company) charged by the bank and the relative amount of collateral required (again based on relative credit profile of company) by surety companies to back-up the surety bonds (typically letters of credit provide collateral for surety bonds).

Securities and Exchange Commission	10	August 20, 2007
     Based on discussions with banks and surety companies, Patriot’s stand-alone credit profile will not provide the same pricing basis currently afforded to Peabody. Accordingly, a pro forma adjustment is required to reflect the increased costs of surety bonds and letters of credit based on Patriot’s credit profile and not Peabody’s. We have estimated such costs based on preliminary pricing indications from surety companies and potential lenders and on initial indications of the letters of credit collateral that may be required by surety providers, and will update this adjustment should the final lending arrangements materially change the expected costs for surety bonds and letters of credit.
     Based on the above, the incremental costs related to surety bonds and letters of credit (i) are a direct result of the spin-off, (ii) will have a continuing effect on the Company and (iii) are factually supportable based on preliminary pricing indications as described above.
Note (f)
26.	Please tell us why the reversal of interest expense is an appropriate pro forma adjustment. It appears you are making adjustments to the historical financial statements of the registrant. Please refer to Rule 11-02(b)(6) and tell us how this adjustment is factually supportable and directly attributable to the transaction.
     RESPONSE: As described in note (f), the debt underlying the interest adjustment relates exclusively to intercompany balances with Peabody, and such debt will be eliminated as a direct result of the spin-off transaction as specified in Section 9.01 of the Separation Agreement, which is described on pages 103 through 106 and the form of which has been filed as Exhibit 2.1 to the Amended Registration Statement. As such, a pro forma adjustment is necessary to eliminate interest costs on the intercompany debt that will be eliminated at spin-off. Please note that third-party interest costs remain in the pro forma statements, and have been increased in note (e) to reflect stand-alone costs reflective of Patriot’s credit status.
     The Separation Agreement will be entered into by Patriot and Peabody in connection with the spin-off. This contract (i) will be entered into only if the spin-off transaction occurs and is therefore directly attributable to the spin-off transaction, (ii) has an indefinite term and thus will have a continuing effect on the Company and (iii) is factually supportable based upon the terms of the Separation Agreement. Accordingly, the adjustment meets the requirement of Rule 11-02(b)(6) of Regulation S-X.
Note (g)
27.	Please refer to Instruction 7 of Rule 11-02(b) and provide an adjustment for tax effects at the statutory rate.
     RESPONSE: While the tax adjustment normally should be calculated at the statutory rate(s) in effect during the income statement period(s) per Instruction 7 to Rule 11-02(b) of Regulation S-X, where taxes are calculated on another basis, or if unusual effects of loss carryforwards or other aspects of tax accounting are depicted, explanation should be provided in a note to the pro forma financial statements per Staff Training Manual Topic Three-II-I.

Securities and Exchange Commission	11	August 20, 2007
Accordingly, we have expanded note (g) to indicate other aspects of tax accounting that impact the statutory rate.
Note (h)
28.	Related to note (h) please provide us your computation of pro-forma basic and diluted earnings per share. In addition, please disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because they were not dilutive.
     RESPONSE: The pro-forma basic and diluted earnings per share information contained in note (h) has been expanded to illustrate and disclose the dilutive impact of securities expected to exist at the spin-off date.
Note (j)
29.	Please tell us how the “expected” cash contribution from Peabody is factually supportable to warrant adjustment in your pro forma information.
     RESPONSE: Peabody will agree pursuant to Section 2.02(f) of the Separation Agreement to make, or cause to be made, the $30 million cash contribution to the Company on the Distribution Date (as defined therein). A form of the Separation Agreements has been filed as Exhibit 2.1 to the Amended Registration Statement, and it will be entered into at or prior to the spin-off.
Note (l) and Note (m)
30.	Related to note (l) and note (m), please tell us if the adjustments you have made are factually supportable as evidenced by signed contractual agreements. Otherwise, please tell us why you believe they are appropriate pro forma adjustments.
     RESPONSE: The committed contribution of coal reserves from Peabody to Patriot under note (l) has been transacted and is now reflected in the June 30, 2007 balance sheet. Accordingly, there is no longer any need for a pro forma adjustment as the commitment contemplated as part of the spin-off is reflected in the actual results at June 30, 2007.
     The capital commitment reflected in note (m) is based on the obligation of Peabody to fund the capital commitment described under Section 4.09 of the Separation Agreement, which is described on pages 103-106 and the form of which has been filed as Exhibit 2.1 to the Amended Registration Statement. The Separation Agreement will be entered into by Patriot and Peabody in connection with the spin-off. This contract (i) will be entered into only if the spin-off transaction occurs and is therefore directly attributable to the spin-off transaction, (ii) has an indefinite term and thus will have a continuing effect on the Company and (iii) is factually supportable based upon the terms of the Separation Agreement. Accordingly, the adjustment meets the requirement of Rule 11-02(b)(6) of Regulation S-X.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Securities and Exchange Commission	12	August 20, 2007
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 43
31.	We note your use of certain non-GAAP measures within your document described as “Adjusted EBITDA” and “Segment Adjusted EBITDA.” Please tell what measure of profitability is used by your CODM in assessing the performance of your SFAS 131 segment(s).
     RESPONSE: Additional information regarding the CODM’s use of “EBITDA” of Patriot (collectively, the “Comment 31 Supporting Materials”) has been enclosed for the Staff’s reference on a supplemental basis in a separate binder. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended, the Comment 31 Supporting Materials are being provided to the Staff on a supplemental basis only and are not to be filed with or deemed part of the Registration Statement. Pursuant to Rule 12b-4 and Rule 418, and on behalf of the Company, we request that the Comment 31 Supporting Materials be returned to the Company upon completion of your review thereof. Please call us when you have completed your review and we will arrange for the Comment 31 Supporting Materials to be picked up from you.
     The CODM of Patriot assesses performance based on “EDITDA” as evidenced in the Comment 31 Supporting Materials and as disclosed in our response to comment 50 regarding segments. “EDITDA” as calculated for Patriot management purposes is defined as net income (loss) before deducting net interest expense, income taxes, minority interests, asset retirement obligation expense, depreciation, depletion and amortization and cumulative effect of accounting changes. Because this definition and calculation of “EBITDA” may not be comparable to similarly titled measures of other companies, Patriot has labeled the primary financial measure “Adjusted EBITDA” throughout our discussions.
     The Company considered the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and noted the SEC’s response to FAQ 18 stating that non-GAAP measures do not include the financial measures required to be disclosed by GAAP such as the SFAS 131 CODM measure of segment profitability or loss. Also, the SEC’s response to FAQ 19 states:
“A company may discuss segments or other subdivisions of its business in the MD&A, and may be required to do so if such a discussion is necessary to an understanding of the business. Such a discussion generally would include the measures reported in the footnotes to the company’s consolidated financial statements in accordance with FASB Statement 131.”
     Further, FAQ 21 effectively prohibits the usage of a consolidated Adjusted EBITDA measure outside of the FASB Statement 131 footnote. As such, the Company has included Segment Adjusted EBITDA disclosure and discussion in MD&A to facilitate the required discussion of the business and to better correlate to the segment information footnote.

Securities and Exchange Commission	13	August 20, 2007
Summary, page 43
32.	Throughout your discussion in this section and under the “Outlook” section you cite to “geologic issues,” “geologic conditions,” and “equipment issues” as reasons for certain events. Please specify what you mean by these and the similar terms that you use.
     RESPONSE: The Company notes that the terms “geologic issues” and “geologic conditions” are used to refer to situations where the geologic setting can negatively impact the normal mining process. In response to the Staff’s comment, the Company has replaced the terms “geologic issues” and “geologic conditions” used in the “Outlook” section with the term “adverse geologic conditions” and used the defined terms elsewhere in the document. In addition, the Company has added an explanatory statement on the use of the term “adverse geologic conditions” on page 50.
     In response to the Staff’s comment, the Company has revised the term “equipment issues” to “equipment failure” to clarify the nature of the issues.
Outlook, page 40
33.	Expand your discussion to address your financial condition and results of operations and prospects for the future. Also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends that are reasonably expected to have a material impact on sales, revenue or income.

For example, we would expect you to address the following items:
•	whether you expect that geologic and equipment issues at your mines are likely to continue to impact your results;

•	whether your cost of capital, surety bonds, and letters of credit is expected to be higher now that you are a stand alone company;

•	whether your selling and administrative expenses are expected to increase once you terminate the Administrative Services Agreement with Peabody;

•	whether you expect to continue to have “higher contract miner costs” and if so, why;

•	how much of your sales are to China, whose growth rate you cite in the second paragraph, and whether you expect to increase sales there;

•	whether you anticipate that a larger percentage of your revenues will be derived from your sales outside of the United States; and

•	whether you expect your costs to increase as a result of the union contract that expires on December 31, 2007.
     RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 50.

Securities and Exchange Commission	14	August 20, 2007
Liquidity and Capital Resources, page 50
34.	Where relevant, please discuss changes in your reserves, including reserves related to lawsuits and audits involving Peabody Energy Corporation and for which Patriot Coal Corporation may share liability.
     RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 55.
Quantitative and Qualitative Disclosures About Market Risk, page 54
35.	We note from your pro forma disclosures that you are contemplating or have completed the re-negotiation of a long-term supply agreement to Peabody Energy. Please expand your market risk disclosures to discuss the pertinent terms of this agreement, including whether the terms can be re-negotiated at a later date if market events or circumstances would render the agreement unfavorable to Patriot.
     RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on page 58.
Legal Proceedings, page 75
36.	With regard to the claim by the State of Illinois, describe the relief sought and its estimated cost, and state the amount of the civil penalty.
     RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on page 80.
Management Board of Directors, page 83
37.	We note that you expect to have a seven member board and that additional directors will be appointed on or after the spin-off. When known, revise to include all necessary corporate governance disclosure pursuant to Item 407(a) of Regulation S-K. For example, identify each independent director, as well as any nominating and corporate governance, audit and compensation committee members who are not independent. See Section V.D of Release No. 33-8732A (Nov. 7, 2006) for additional guidance.
     RESPONSE: The Company notes the Staff’s comment and will make the requested disclosure when known.
Executive Compensation
Compensation Discussion and Analysis
Executive Compensation Program Objectives, page 88
38.	You state that a goal of your executive compensation program is to provide competitive compensation based upon a review of peer companies. You also state that you used

Securities and Exchange Commission	15	August 20, 2007
benchmark data to determine salaries. Please specifically discuss how you use the information you obtain from your benchmarking to establish compensation. For example, state whether you have a policy for setting the pay of your executive officers within a specified range of the compensation levels of your peer group.
     RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on pages 94 through 96.
Annual Incentive Plan, page 90
39.	We refer you to Instruction 4 to Item 402(b) of Regulation S-K and to Release 33-8732A, Section II .B.2, including footnote 94. Please disclose the specific performance targets for each named executive officer in order to achieve a threshold, target and maximum payout. In this regard we note your reference to “achieving budgeted financial and safety goals” and that maximum incentive payments generally will be received when goals are significantly exceeded. Alternatively, supplementally provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for the named executive officers to be awarded bonuses based on the undisclosed target. On the same basis, provide comparable disclosure regarding the specific performance metrics for restricted stock units to be awarded each named executive officer, as described at page 91.
     RESPONSE: For 2007, 60% of the annual bonus for Patriot’s named executive officers will be nondiscretionary and based on Peabody’s performance in accordance with the terms of Peabody’s annual incentive plan, and 40% of the annual bonus will be discretionary based on successful achievement of individual performance objectives established by Patriot’s CEO, which will include a successful completion of the spin-off of Patriot and its transition to a stand alone company. For 2008, Patriot has not yet established specific targets for the annual incentive plan. Patriot expects to set specific targets for the 2008 annual incentive plan after the spin-off that will be submitted to Patriot’s Compensation Committee and Board of Directors for approval. Patriot expects that target incentive payouts generally will be received for meeting established performance goals. These goals are expected to be based on business criteria, such as stock price, sales, return on equity, return on assets, return on investment, book value, expense management, earnings per share, cash flow, net income, EBITDA, safety performance, business unit and site accomplishments, individual performance criteria or any combination of the above. Patriot’s philosophy is expected to be to set stretch goals as the budget. Maximum incentive payments generally are expected to be received when goals are significantly exceeded. The Company has made the requested disclosure on pages 95 and 96.
     Each year, Patriot will determine if the disclosure of targets established for the annual incentive plan would cause competitive harm to the company and/or would represent confidential financial information not otherwise disclosed to the public. Patriot expects that the target levels of performance for the objectives in any given year should not be easily achievable and typically would not be achieved all of the time. Patriot expects that higher levels with greater payouts would typically be achieved less often than the target level of performance. However, Patriot recognizes that the likelihood of achieving either level of payout in any given

Securities and Exchange Commission	16	August 20, 2007
year may vary, and the Company believes that incentive payments should be commensurate with performance, regardless of how often it may happen.
     Patriot has not yet established specific performance metrics for restricted stock units to be awarded to the named executive officers. Patriot expects to set metrics that will be submitted to Peabody’s Compensation Committee for approval prior to the time of the spin-off. These metrics are expected to be based on business criteria similar to those discussed above.
Long-Term Incentives
Restricted Stock Units, page 91
40.	Please describe what securities make up the restricted stock units.
     RESPONSE: The Company has amended the disclosure on page 97 to clarify that Patriot common stock will make up the restricted stock units.
Employment Agreements, page 93
41.	You refer to resignation with “good reason” and “without good reason.” Revise to clarify whether the former is defined as only resulting from a change of control, as some of your disclosure suggests. Also revise to clarify if “without good reason” only includes “voluntary termination,” as the disclosure at page 94 suggests.
     RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 100 to add a definition of “good reason” and clarify that any acceleration of equity awards would be attributable to the change of control itself, rather than be limited to a subsequent termination of the executive. The Company also revised the disclosure to clarify that “without good reason” includes not only a voluntary termination by the employee, but also any other reason that is not included in the definition of “good reason.”
Perquisites, page 92
42.	We note your statement that you do not plan to provide any “significant” perquisites to your named executive officers. Please note that Item 402(c)(2)(ix) requires disclosure of perquisites if the aggregate amount is $10,000 or more.
     RESPONSE: In response to the Staff’s comment, the Company has amended the disclosure on page 98 to note that no one will receive perquisites in the aggregate in excess of $10,000.
Guarantees, page 104
43.	To the extent practicable, quantify the aggregate amount of Patriot-Peabody and Peabody-Patriot guarantees that will survive the spin-off.
          RESPONSE: Patriot and its subsidiaries are guarantors with respect to Peabody’s public debt, which totaled approximately $2.5 billion as of June 30, 2007. In addition, Patriot and

Securities and Exchange Commission	17	August 20, 2007
its subsidiaries guarantee Peabody’s $1.8 billion revolving credit facility and term loan with an outstanding balance of $522 million as of June 30, 2007. It is a condition to the spin-off that Patriot will be released from all such guarantee obligations.
     Peabody currently does not guarantee any outstanding debt obligations of Patriot or its subsidiaries. In the normal course of business, Peabody has guaranteed the performance of Patriot and its subsidiaries under various arrangements, including real property leases, equipment and fixture leases, coal supply agreements and other contracts. Those obligations which can be quantified include payments under premises leases, equipment leases and maintenance contracts. The total amount of such guarantee obligations was approximately $50 million as of June 30, 2007. For other obligations, including guarantees of mineral and real property leases and performance guarantees under coal supply agreements, Peabody’s potential exposure depends upon future production and market prices, which cannot be determined at this time. It is not a condition to the spin-off that these guarantees be released, and we do not expect that all such guarantees will be released by the consummation of the spin-off.
     In response to the Staff’s comment, the Company has added the requested disclosure on page 111.
44.	Please state the amount of the indebtedness that Patriot has jointly and severally guaranteed. State explicitly whether it is a condition of the spin-off that Peabody obtain the release.
     RESPONSE: In response to the Staff’s comment, the Company has added to page 111 the amount of the indebtedness and also clarified that it is a condition to the spin-off that the guarantees be released.
Software License Agreement, page 105
45.	Please state the amount that Patriot is expected to pay Peabody under the Software License Agreement.
     RESPONSE: In response to the Staff’s comment, the Company has revised page 112 to reflect the amount payable under the Software License Agreement.
Description of Our Capital Stock, page 106
46.	Eliminate the suggestion here and elsewhere that your disclosure may be incomplete. Instead, ensure that you summarize the material provisions in a materially complete manner.
     RESPONSE: The Company takes note of the Staff’s comment, and has revised the “Description of Our Capital Stock” and “The Spin-Off — Material U.S. Federal Income Tax Consequences of the Spin-Off” sections accordingly.

Securities and Exchange Commission	18	August 20, 2007
Where You Can Find More Information, page 114
47.	Please update the address you provide for the Commission. It is 100 F St. NE, Washington, D.C. 20549.
     RESPONSE: In response to the Staff’s comment, the address of the Securities and Exchange Commission on page 121 has been revised.
Combined Financial Statements, page F-1
48.	Please revise to include selected quarterly financial data as required by Item 302 of Regulation S-K.
     RESPONSE: The Company notes, per Section VII — Current Practice Issues — B. IPOs and Quarterly Financial Data from the March 20, 2001 AICPA and SEC Joint Committee Meeting, the following in response to a requested clarification of Item 302(a)(5) of Regulation S-K, which indicates that only companies with registered securities are subject to the requirements of Item 302 of Regulation S-K:
“Staff Comment: We agree with this analysis of the requirements of Item 302 in an initial registration statement. After the initial registrations statement is declared effective, the registrant must comply with Item 302 in any Exchange or Securities Act document that calls for that disclosure.”
     In addition, the Form 10 General Form for Registration of Securities, Item 2 Financial Information, lists the required information requirements, and Item 302 is not identified as required information. The Company will provide Item 302 information after the Form 10 is declared effective.
49.	Please provide the disclosures required by paragraphs 38 and 39 of SFAS 131. Also, if you have aggregated operating segments, please disclose that fact. Refer to paragraph 26 of SFAS 131.
     RESPONSE: The Company has provided additional disclosure concerning the disclosures required by paragraphs 26, 38 and 39 of SFAS 131 in note 18 to the audited financial statements.
50.	We note your disclosure that indicates the company operates in one segment. Please provide us with a copy of your analysis in support of your conclusion. Please refer to paragraph 17 of SFAS 131.
     RESPONSE: The following summarizes the Company’s considerations under paragraph 17 of SFAS 131 resulting in aggregation of our mining operations into one segment:
     Overall economic characteristics/considerations:
     Management evaluates its mining operations using EBITDA as the primary measure of operating performance. The primary driver of our EBITDA results are sales prices derived from customer contracts that are controlled and assigned to a mine for production by a centralized sales function which is focused on maximizing EBITDA

Securities and Exchange Commission	19	August 20, 2007
results for the combined operations and not individual mining operations. Accordingly, EBITDA results are evaluated in total by Patriot management for the combined Appalachia/Kentucky operations.
Items (a) – (e) of paragraph 17 of SFAS 131:
(a) Nature of products and services:
     The Company is a producer of steam coal (77% of 2006 production) for usage by electrical utilities as well as metallurgical coal (23% of 2006 production) for usage by steel manufacturers. Our coal production comes from bituminous coal deposits that range from 10,800 to 13,800 BTU (heat value) reflecting the higher BTU content of eastern U.S. coal. These coal reserves are owned in fee or leased from individuals or private companies. The coal produced by the Company has different quality characteristics, including heat value, sulfur, ash and moisture content, and these quality characteristics are routinely considered by a central sales function when fulfilling commitments to its customer base.
(b) Nature of production processes:
     The method of coal production is driven by the geology of the coal deposit being extracted. The Company’s operations are largely underground operations (94% of 2006 sales) utilizing conventional underground mining techniques known as longwall and room and pillar methods. The remaining 6% of our 2006 sales came from truck and shovel surface operations.
(c) Class of customers for products and services:
     In effect, Peabody is the primary customer for the Company’s operations due to how their coal supply agreements are managed, and the Company will continue to provide the majority of its production to Peabody through 2008. Looking to the ultimate user of our production, electricity generators in the eastern U.S. who burn steam coal are the Company’s ultimate customers, and we consider electricity generators as one type of customer because they cannot be practicably grouped to any greater level of detail. For instance, customers cannot be grouped as only “high sulfur” or “low sulfur” or only “high Btu” or “low Btu.” Most utilities utilize a portfolio (i.e. various qualities of coal) of coal fuels to meet the needs of their multiple generating stations.
(d) Methods used to distribute products and services:
     Approximately 64% of the Company’s product is shipped by rail, 26% by barge and 10% by truck. Coal used for domestic consumption is generally sold free on board (FOB) at the mine and the purchaser normally bears the transportation costs, and the buyer of export coal typically arranges for and pays ocean freight.
(e) Nature of regulatory environment:

Securities and Exchange Commission	20	August 20, 2007
     The Company operates in West Virginia and western Kentucky. Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. Numerous federal, state and local governmental permits and approvals are required for mining operations. The impact of local taxation and regulatory costs is generally consistent across our operations. Federal regulations are consistent for our operations, and the intent of state and local regulations are similar in that their goals are to improve mine safety and ensure proper treatment of mining lands during and after the mining process.
     Based upon all of the factors and economic characteristics discussed above, the Company believes that its domestic coal-producing operations should be viewed as one segment.
Note 5. Investment in Joint Ventures, page F-15
51.	We note that the book value of your investment in Dominion Terminal Associates is nil as of December 31, 2006 and December 31, 2005, and you recorded equity in earnings of ($4.968) million for the year ended December 31, 2006. Please clarify if you are recording additional losses as a result of providing further financial support for the investee. In doing so, please reconcile your equity in earnings recorded for the year ended December 31, 2006 and the accrual of your $19.9 million non-current liability as of December 31, 2006.
     RESPONSE: The investment in Dominion Terminal Associates has been eliminated from the combined entity comprising the Company. Patriot’s historical financial statements no longer reflect the investment in Dominion Terminal Associates and the Company will have no obligation to provide financial support in respect of this entity. Note 5 has also been revised accordingly.
Engineering Comments
52.	Please note that the common definition for the term “reserve base” includes the aggregate of sub-economic and/or uneconomic coal with economic coal. In addition to replacing the term “reserve base” with the term “proven and probable coal reserves,” supplementally certify that no sub-economic coal is included within your reserve estimates in this document.
     RESPONSE: In response to the Staff’s comment, references to “reserve base” and other references to reserves have been replaced throughout the Amended Registration Statement with references to proven and probable coal reserves. The Company hereby certifies that no sub-economic coal is included within the reserve estimate in the Amended Registration Statement. We have also included disclosure to this effect on page 72.

Securities and Exchange Commission	21	August 20, 2007
Risk Factors Relating to Our Business, page 13
53.	You indicate in the second paragraph of this section that your supply commitments consist of 95 million tons coal product, which is applicable over the next 11 years and at present 85% of your 2006 production was committed under these long term agreements. Please disclose, in a table, your future annual coal contracted quantities as compared to your production capacity.
     RESPONSE: In response to the Staff’s comment, the Company has added tables on pages 14 and 75 disclosing future annual coal contracted quantities and has noted the relationship of such quantities to annual production estimates.
Business, page 62
54.	You refer to your reserves related to the mining operations are located in the Appalachia region and Illinois Basin. Please clarify these are proven and/or probable coal reserves here and elsewhere throughout the filing.
     RESPONSE: In response to the Staff’s comment, the Company has clarified that the reserves referred to throughout the Amended Registration Statement are proven and probable coal reserves.
Mining Operations, page 65
55.	Within your operations table please clarify that the Kanawha Eagle joint venture consists of a mine and preparation plant. For each of your mines, provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion of:
•	The coal beds of interest, including minable coal thickness.

•	The description and capacities of each mine, mining equipment used, and other infrastructure facilities present.

•	The present condition of the mine.

•	Material events of interest concerning the mine, adverse or otherwise within the last three years.

•	Any planned expansions or reductions in mining.

•	A mine can be defined as all the mines that supply a single preparation plant, if that is applicable.
     RESPONSE: In response to the Staff’s comment, the Company has made the requested clarification regarding the Kanawha Eagle joint venture on page 69. The Company has also included other requested disclosures in the Mining Operations table on page 69 and, to the extent appropriate, in the business unit descriptions on pages 70 through 71. We have described, in general terms, the Company’s growth opportunities (page 69) with respect to our proven and probable coal reserves.

Securities and Exchange Commission	22	August 20, 2007
West Virginia, page 65 and Western Kentucky, page 66
56.	Please disclose your preparation plant capacities, actual annual production, and average coal recovery.
     RESPONSE: In response to the Staff’s comment, the Company has added the requested disclosure on page 69.
Dominion Terminal Associates, page 71
57.	Please disclose the annual loading capacity of this terminal and the quantities or tonnage of coal product you ship through this terminal.
     RESPONSE: The investment in Dominion Terminal Associates has been eliminated from the combined entities comprising the Company. Accordingly, the Company has deleted the references to Dominion Terminal Associates on pages 1, 42, 56, 66, 77 and F-15.
* * * * *
     The Company confirms the acknowledgment, in connection with the filing of the Amended Registration Statement and our responses to Comment Letter:
     1. That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;
     2. That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and
     3. That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
* * * *
     Please do not hesitate to call me (212-455-3080) with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.
Very truly yours,
/s/ Risë B. Norman
Risë B. Norman